Exhibit 21.1

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Exhibit 21—Subsidiaries of Registrant

Name	State or Other Jurisdiction of Incorporation

Aventine Renewable Energy, LLC	Delaware

Aventine Renewable Energy, Inc.	Delaware

Aventine Renewable Energy – Aurora West, LLC	Delaware

Aventine Renewable Energy – Mt. Vernon, LLC	Delaware

Aventine Power, LLC	Delaware

Nebraska Energy, LLC	Kansas